FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Foster Morris E.	2. Issuer Name and Tickler or Trading Symbol Exxon Mobil Corporation - XOM						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
							Vice President
(Last) (First) (Middle) 5959 Las Colinas Blvd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year February 19, 2003			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(Street) Irving TX 75039-2298								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	02/19/2003		S		6,000	D	$33.76	93,477	D
Common Stock								201.0273	D	IRA Account
Common Stock								2,575.6360	I	By Minor Child
Common Stock								2,306.0390	I	By Minor Child
Common Stock								2,306.0390	I	By Minor Child
Common Stock								81,890	I	By Savings Plan
Common Stock								206.2070	I	By Spouse
Common Stock								224.1878	I	Spouse IRA Account (1)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Bonus Share Units with Dividend Equivalent Rights	1 for 1							(2)	(2)	Common Stock			3,688	D
Employee Stock Option (Right to Buy)	$15.89063							11/24/1994	11/24/2003	Common Stock		$15.89063	66,000	D
Employee Stock Option (Right to Buy)	$15.12500							11/30/1995	11/30/2004	Common Stock		$15.12500	76,000	D
Employee Stock Option (Right to Buy)	$19.73438							11/29/1996	11/29/2005	Common Stock		$19.73438	88,000	D
Employee Stock Option (Right to Buy)	$23.53125							11/27/1997	11/27/2006	Common Stock		$23.53125	96,000	D
Employee Stock Option (Right to Buy)	$30.70313							11/26/1998	11/26/2007	Common Stock		$30.70313	92,000	D
Employee Stock Option (Right to Buy)	$36.18750							11/25/1999	11/25/2008	Common Stock		$36.18750	92,000	D
Employee Stock Option (Right to Buy)	$41.78125							12/08/2000	12/08/2009	Common Stock		$41.78125	92,000	D
Employee Stock Option (Right to Buy)	$45.21875							11/29/2001	11/29/2010	Common Stock		$45.21875	110,000	D
Employee Stock Option (Right to Buy)	$37.12000							11/28/2002	11/28/2011	Common Stock		$37.12000	110,000	D

Explanation of Responses:
(1) Beneficial ownership of these shares is disclaimed by the reporting person. (2) To be settled in shares in installments following retirement.
		/s/ M. E. Foster	02/20/2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	M. E. Foster
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